SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       11 March, 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Broadband announcement made on 11 March, 2004



 March 11, 2004

                BT TAKES BROADBAND REVOLUTION INTO NEW TERRITORY


BT today announced a range of cutting-edge products and services that will transform the use of broadband in the UK.

Four innovations - Flexible Bandwidth, BT Rich Media, BT Communicator with Yahoo! Messenger and BT Remote Management System - will cement BT's key position as the broadband battle moves on from access to content, applications and managed services.

These developments will also form the backbone of BT Retail's broadband strategy and play a key part in helping the Group achieve its target of five million connections by 2006.

Pierre Danon, chief executive of BT Retail said: "We have shown innovation and drive in enabling almost universal access to broadband in the UK. Now we aim to push forward with the next crucial phase - giving people solid reasons to buy broadband by using the technology to transform their lives and the way they communicate.

"These new products and services provide broadband that is flexible and powerful enough to meet the customer's every need. They demonstrate clearly that there is far more to broadband than speed, as there has to be if we are to realise mass-adoption far beyond the current two million mark. Not only are they hugely exciting, these developments are real and ready for roll-out, pushing back the frontiers of technology today."

Flexible bandwidth, which will be introduced initially as a trial, gives customers the ability to boost the power of their broadband at the click of a button, while a new remote management system will allow BT to provide exceptional advice and support to customers as they increase their use of broadband by connecting it to a range of devices in the home.

BT Communicator with Yahoo! Messenger will fundamentally transform the way in which people communicate through its multi-media capability, and BT Rich Media will allow content suppliers, large and small, to package and deliver digital services, like music, games and video, to a mass market.

Danon added: "This is the second stage of the broadband revolution in the UK and we aim to drive it forward. Earlier this month, BT announced its first sub-GBP20 broadband product. Today's announcement underlines our determination to continue innovating to ensure broadband develops a 'must-have' appeal for millions more households throughout the UK."

The four innovations to be introduced at different stages over the next few months, are:

- Flexible bandwidth - gives users the power to temporarily boost their broadband speed at the click of a mouse, up to an ultra-fast 2 megabits per second. This will give access a wealth of premium content, such as DVD-quality streamed videos or online gaming. Users who find they continually need to accelerate their broadband speed, like Broadband Basic customers who constantly exceed their 1Gb limit, can instantly upgrade their service online, allowing them to move seamlessly between BT's family of broadband products. Triallists for the flexible bandwidth product will be recruited from today, with the trial scheduled to start next month.

- BT Rich Media - to capitalise on flexible bandwidth, BT is launching a platform to drive the management and distribution of new and exciting digital content. BT's partnership with Real will provide the tools to allow anyone to create and distribute content themselves. The platform will enable thousands of content publishers, from major record labels to local football teams, to reach millions of people. BT Rich Media will be launched on April 6.

- BT Communicator with Yahoo! Messenger- gives customers a truly converged multi-media communication experience, driven by innovative VoIP technology. For the first time, customers can manage all their home communications from their PC, allowing them to make phone or video calls over a broadband connection. Downloadable for free via the internet, the software package combines voice services with Yahoo!'s Instant Messaging platform, enabling users to manage all their communications - phone calls, emails, instant messaging and text messages - together in one place. BT Communicator will be made available for trial in May.

- BT Remote Management System - enhances network support capability in the broadband home. This will allow troubleshooting and diagnosis of broadband service issues using information from BT, provided from intelligent home network routers in a customer's home. The system will be live later in 2004.

                                    - Ends -

                     For more information, please contact:

               Jon Carter, BT Retail Press Office: 020 7356 4523
             Malcolm Williams, BT Retail Press Office: 01442 294306

                    Stephanie Mair, Octane PR: 020 7802 2662

About BT's consumer broadband family
BT's broadband family is designed to give consumers the ultimate broadband internet experience. Our range of simple packages, offering different speeds and prices, means that no matter what your needs - BT has the answer. The services within BT's consumer broadband family are:

BT Broadband Basic - 'Fast, no frills' Price: GBP19.99/month (if pay via DD), GBP30 activation charge and GBP50 modem.

Features & Benefits:

   - Up to 10x faster than the speed of dialup
   - Ideal for the lighter user, 1 Gig usage allowance per month i.e. 200 music tracks
   - Choose your own content and services from the web, access to exclusive Partner offers
   - Unlimited online support
   - Telephone support at Premium rate



BT Broadband - 'Freedom to choose'

Price: GBP27/month (if pay via DD)
Features & Benefits:

   - Up to 10x faster than the speed of dialup
   - Unlimited online & free telephone support
   - Choose your own content and services from the web, access to exclusive Partner offers
   - Ideal for sharing broadband across one or more PC's and gaming


BT Yahoo! Broadband - 'A complete package'

Price: GBP29.99/month
Features & Benefits:

   - Up to 10x faster than the speed of dialup
   - 11 free email addresses, instant messenger and your own web space
   - Free firewall, pop up ad-blocker, email protection and parental controls
   - Personalised content for the entire family
   - Ideal for sharing broadband across one or more PCs and playing online games

BT Broadband 1mb - 'Freedom to choose for speed fanatics'
Price: GBP38/month (if pay via DD)
Features & Benefits:

   - Up to 20x faster than the speed of dialup
   - Get all the benefits of BT Broadband at twice the speed Perfect for richer content like downloading music or videos
   - Unlimited online & free telephone support


BT Yahoo! Broadband 1mb - 'The complete package for speed fanatics'

Price: GBP40.99/month
Features & Benefits:

   - Up to 20x faster than the speed of dialup
   - Get all the benefits of BT Yahoo Broadband at twice the speed, 11 free email addresses, instant messenger and your own web space
   - Free firewall, pop up ad-blocker, email protection and parental controls
   - Personalised content for the entire family



About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.
BT consists principally of three lines of business:

   - BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.
   - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.
   - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business. In the year ended 31 March 2003, BT's turnover was GBP18,727m. with profit before goodwill, exceptional items and taxation of GBP1,829m.
For more information, visit www.bt.com



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 11 March, 2004